CONFIDENTIAL

August 14, 2023

Simon Griffiths
Address

Dear Simon,

It is with great pleasure I provide this letter (this “Letter”) to you formally summarizing the terms of your offer of employment with Camden National Bank and Camden National Corporation (the “Company”). As we have discussed, your start date is expected to be on or around November 20, 2023 (the “Employment Date”).

The terms of your offer of employment are as follows:

Title/Reporting:    Beginning on the Employment Date and continuing through December 31, 2023, you will serve as Executive Vice President & Chief Operating Officer of the Company, reporting to the President & Chief Executive Officer of the Company.

    Effective January 1, 2024, you will serve as President & Chief Executive Officer of the Company, reporting to the Company’s Board of Directors, and you will cease serving as Executive Vice President & Chief Operating Officer of the Company.

    Effective as of January 1, 2024, you will be appointed as a Director of Camden National Corporation and a Director of Camden National Bank.

Duties and
Responsibilities:    You will devote all of your attention and time during working hours to the affairs and business of the Company and use your best efforts to perform such duties and responsibilities as shall be reasonably assigned to you and are consistent with your position. You may not serve on corporate, civic or charitable boards or committees without the prior written consent of the Board of Directors of Camden National Corporation.

Work Location:     Your primary work location will be the Company’s Portland, Maine office at 3 Canal Plaza. Notwithstanding the foregoing, you are expected to spend half of your working time (i.e., approximately two to three days per week) in each of the Company’s Camden and Portland, Maine offices during the first twelve months of your employment. Thereafter, you are expected to work from the Company’s Camden office at least one day per week, on average, and to work from the Company’s Portland, Maine office for the remainder of each week.

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Base Salary:     $825,000 annualized (the “Base Salary”), payable in installments in accordance with the Company’s policies as in effect from time to time for similarly situated executives. Commencing in 2025, the Base Salary will be subject to annual review as part of the Company’s normal performance management process, and if your Base Salary is adjusted, such adjusted Base Salary will then constitute the Base Salary for all purposes of this Letter.

Sign-On Cash
Award:    You will receive a sign-on cash award of $500,000, which will be paid within 30 days following the Employment Date. If you voluntarily terminate your employment or the Company terminates your employment for “Cause” (as defined in the Change in Control Agreement, as defined below) prior to the first anniversary of the Employment Date, the gross amount of the sign-on cash award must be repaid to the Company within 60 days of such date of termination.

Sign-On Equity
Award:    You will receive a sign-on equity award with an aggregate grant date value of $700,000 comprised of the Pro-rata LTIP Award and RSUs (each, as defined below), as follows:

    Pro-Rata Long-Term Incentive Program Award: In accordance with the terms of the Long-Term Incentive Program (the “LTIP”) you will be granted a pro-rata award (the “Pro-rata LTIP Award”) in respect of the 2022 to 2024 and 2023 to 2025 performance periods comprised of Performance Share Units (“PSUs”) and shares of Restricted Stock (“RSAs”), with the number of such PSUs and RSAs awarded determined by the Company in accordance with the LTIP. The estimated Pro-Rata LTIP Award, based on a November 1, 2023 pro-ration date, is as follows:

LTIP Performance Period	Performance Share Units (“PSUs”)	Restricted Stock (“RSAs”)
2022 – 2024	2,067	2,067
2023 – 2025	5,534	5,534
Total	7,601	7,601

    The PSUs and RSAs will have terms and conditions, including vesting, in accordance with the LTIP and PSUs and RSAs granted to similarly situated executives, as applicable.

    RSU Award: You will also be granted a number of restricted stock units (“RSUs”) with a grant date value equal to the difference between $700,000 and the grant date value of the Pro-rata LTIP Award. The RSUs will vest in equal installments on each of the first three anniversaries of the grant date and have terms and conditions in accordance with RSUs granted to similarly situated executives. The number of RSUs will be determined by the Company based on the closing stock price of Camden National Corporation on the grant date.

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    The Pro-rata LTIP Award and the RSUs will be granted on the 15th day of the month following the Employment Date, or the immediately preceding trading date if the 15th is a non-trading day.

Executive Incentive
Plan:    Effective January 1, 2024, you will be eligible to participate in the Executive Incentive Plan (the “EIP”) in accordance with its terms and conditions, as in effect from time to time. For purposes of your participation in the EIP, you will have a target level of 50% of Base Salary.

Long-Term Incentive
Program:    Commencing upon the Employment Date, you will be eligible to participate in the LTIP in accordance with its terms and conditions, as in effect from time to time. For purposes of your participation in the LTIP, you will have a target level of 60% of Base Salary. The Pro-rata LTIP Award reflects your pro-rated participation in the LTIP performance periods that have commenced as of the Employment Date.

Compensation Plans
and Programs:    Commencing upon the Employment Date, you will be eligible to participate in the Management Stock Purchase Program (“MSPP”) and the Executive Deferred Compensation Plan, each in accordance with its terms and conditions, as in effect from time to time. You will be eligible to participate in the Defined Contribution Retirement Program (the “DCRP”) as of the first day of the month following the Employment Date in accordance with its terms and conditions, as in effect from time to time. The Company will make the first credit to an account in your name in March 2024 based on your Base Salary paid in 2023 in accordance with the terms of the DCRP.

Benefits:    You will be eligible to participate in the employee benefit plans covering employees of the Company on the same terms and conditions as other similarly situated executives of the Company. You will be subject to all applicable employment policies of the Company, as in effect from time to time. Commencing upon the Employment Date, you will contribute to your health care benefit premiums at the executive rate applicable to other similarly situated executives of the Company.

Personal Time Off:    You will receive 216 hours annually, which will accrue on a bi-weekly basis and will be prorated based on the Employment Date for the remainder of 2023, in accordance with Company policies. In addition, you will be eligible for standard paid holidays and days off in accordance with Company policies.

Relocation:    You are expected to relocate to the Portland, Maine area no later than November 21, 2023 (the “Relocation Date”). The Company will provide you with relocation assistance in the net amount of $125,000 (“Relocation Assistance”), which will be paid within 30 days following the Employment Date.

    If you do not relocate by the Relocation Date or if you voluntarily terminate your employment or the Company terminates your employment for “Cause” (as defined in the Change in Control Agreement) prior to the

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first anniversary of the Employment Date, the gross amount of the Relocation Assistance shall be repaid to the Company; provided that if you voluntarily terminate your employment or the Company terminates your employment for “Cause” (as defined in the Change in Control Agreement) on or after the first anniversary of the Employment Date and prior to the second anniversary of the Employment Date, 50% of the gross amount of the Relocation Assistance shall be repaid to the Company. Any such repayment shall be paid within 60 days following the Relocation Date or termination of employment, as applicable.

Change in Control
Agreement:    Promptly after the Employment Date, you will enter into the Company’s standard form of Change in Control, Confidentiality and Non-Competition Agreement (the “Change in Control Agreement”) for the Chief Executive Officer (with a “Benefit Period” (as defined in the Change in Control Agreement) of 36 months).

Executive Stock
Ownership
Guidelines:    You will be required to meet the Company’s Executive Stock Ownership Guidelines, under which you will be expected to own a minimum of four times your Base Salary in common stock of Camden National Corporation by the tenth anniversary of the Employment Date. Stock must be owned outright to count toward meeting this requirement (i.e., neither unearned stock awards, including performance awards, nor unexercised stock options count towards meeting the Company’s stock ownership guidelines). Until the applicable 10-year ownership level is met, you will be required to use 20% of your EIP payout to purchase restricted shares of Camden National Corporation common stock through the MSPP.

Restrictive
Covenant
Agreement:    You will be subject to customary restrictive covenants, including confidentiality, non-competition and non-solicitation restrictions, with terms that are generally consistent with those in effect for similarly situated executives. In connection with your participation in the DCRP, you will be required to enter into the Company’s standard Confidentiality, Non-Competition and Non-Solicitation Agreement which includes, among other terms, (i) a non-competition covenant applicable during your employment and for one year thereafter, (ii) a non-solicitation of employees covenant applicable during your employment and for one year thereafter and (iii) a non-solicitation of customers covenant applicable during your employment and for two years thereafter. The agreement also provides that you must safeguard confidential information.

Pre-Employment
Requirements:    You will be subject to all applicable new-hire employment policies of the Company, including a comprehensive background check including criminal, credit and social media reviews and checks and the submission of proper authorization to work in the United States.
Section 409A
Compliance:    This Letter is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (together with the applicable regulations thereunder, “Section 409A”). To the extent that any

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provision in this Letter is ambiguous as to its compliance with Section 409A or to the extent any provision in this Letter must be modified to comply with Section 409A, such provision will be read, or will be modified (with the mutual consent of the parties, which consent will not be unreasonably withheld), as the case may be, in such a manner so that all payments due under this Letter will comply with Section 409A. For purposes of Section 409A, each payment made under this Letter will be treated as a separate payment. You further acknowledge that any tax liability incurred by you under Section 409A is solely your responsibility.

Withholding Taxes:    The Company may withhold from any amounts or benefits payable under this Letter (including, without limitation, any sign-on award and Relocation Assistance) income taxes and payroll taxes that are required to be withheld pursuant to any applicable law or regulation.

Representations:    You represent and warrant to the Company that you are under no contractual or other binding legal restriction which would prohibit you from entering into this Letter or that would limit the performance of your duties under this Letter. You represent and warrant to the Company that you will not directly or indirectly, retain, take, share, disseminate, disclose or utilize, any information, documents or other materials, in any form (electronic or paper), from any current or former employer.

Entire Agreement
& Amendments:    This Letter sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, term sheets, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter.

    No provisions of this Letter may be amended, modified, or waived unless such amendment or modification is agreed to in writing signed by you and by a duly authorized officer of the Company, and such waiver is set forth in writing and signed by the party to be charged. For the avoidance of doubt, nothing in this Letter shall limit the Company’s ability to change, modify, cancel or amend any of its plans, programs or policies. The invalidity or unenforceability of any provision or provisions of this Letter will not affect the validity or enforceability of any other provision of this Letter, which will remain in full force and effect.

Waiver of Jury
Trial:    To the extent permitted by law, you and the Company waive any and all rights to a jury trial with respect to any controversy or claim between you and the Company arising out of or relating to or concerning this Letter.

Governing Law:    The validity, interpretation, construction and performance of this Letter will be governed by the laws of the State of Maine without regard to its conflicts of law principles.

We hope that you are as excited as we are about the challenge and opportunity being presented to you in this Letter. Although we look forward to working with you for many years to come, this Letter is not intended as a contract of employment entered into for a definite duration of time and your employment with the Company will be “at will”.

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If you agree with the terms outlined, I would appreciate you signing and returning this Letter indicating your agreement with its terms.

Sincerely,

/s/ Lawrence J. Sterrs
Lawrence J. Sterrs
Chair of the Board of Camden National Corporation
Chair of the Board of Camden National Bank

/s/ Simon Griffiths	August 16, 2023
Simon Griffiths	Date

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